

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

September 17, 2010

Julia Xu
Chief Financial Officer
ReneSola Ltd
No. 8 Baoqun Road
Yaozhuang County
Jiashan Town
Zhejiang Province 314117
People's Republic of China

   **Re: ReneSola Ltd
    Form 20-F for the year ended December 31, 2009
    Filed June 7, 2010
    File No. 1-33911**

Dear Ms. Xu:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief